Exhibit (a)(15)

Microsoft Stock Option Transfer Program – Tax Implications (U.K.)

The Microsoft stock option transfer program (SOTP) is designed to enable you to realize some value for certain of your underwater stock options by transferring them to a third party, JPMorgan Chase Bank or an affiliate of JPMorgan Chase Bank, in return for a cash payment from Microsoft Corporation. The options eligible for transfer are all vested and unvested options with grant prices of US$33 or greater, with an expiration date on or after February 28, 2004, and granted under certain option plans. Participation in the SOTP is up to individual employees, but each employee must choose between selling all or none of his or her eligible options. If you choose not to participate, you will simply keep your current options, and they will retain their current terms and conditions.

The cash payment you receive from Microsoft Corporation will be split into an initial payment and one or two contingent payments, depending on your employee level, unless the total amount of your payment is less than or equal to US$20,000, in which case you will receive the total amount in one initial payment. The payout schedule is detailed in the table below:

	Total Payment ≤ US$20,000	Total Payment > US$20,000 (Levels 54-67)	Total Payment > US$20,000 (Levels 68+)

Initial payment	100%	Greater of US$20,000 or 33.33%	33.33%

1st contingent payment	—	Remainder	50% of remainder

2nd contingent payment	—	—	The remaining amount

The following example is intended to illustrate what the tax implications are for employees. This example is for illustrative purposes only, for an employee at Level 54-67 receiving US$66,000 in total – split into an initial payment of US$22,000 and a single contingent payment of US$44,000. It is assumed that the employee is a higher rate tax payer who is resident and ordinarily resident in the UK. The tax rates used in the example are the current rates for 2003/04 as listed below:

Tax Rates	2003/04

Income tax	40%

National Insurance (NIC)	11% up to the maximum earnings limit of £595 per week (£30,960 per year) and an additional 1% above this limit

Receipt of initial payment

Q1 – Are there any taxes to pay on the receipt of my initial payment ?

A1 – Yes – the initial payment is subject to income tax and national insurance which will be collected via payroll in December 2003.

Q2 – So how will this tax be collected?

A2 – You will receive the net payment after taxes have been withheld by Microsoft. For Microsoft UK this has been set at a standard 41% (based on current UK tax rates) for all employees (i.e., 40% tax and 1% NIC assuming the majority of employees are higher rate tax payers).

Q3 – So how will this tax be paid to the Inland Revenue?

A3 – Microsoft will transact the tax & NIC in your payslip and will pay over the amount due to the Inland Revenue on your behalf.

The following entries will be made in your payslip relating to your initial payment receipt, based on the example above:

Online Payslip (US$)

Pay and Allowances		Deductions		Balances

Auto B Tax Basic Pay SOTP Proceeds Benefit Funding	22,000(1)	Tax NI Flexi Deduction ESPP	8,800(2) 220(2)	Gross Pay to Date NI to Date Tax to Date ESPP

Non Taxable Taxable Total Pay and Allowances		Pre-Tax Deductions Post-Tax Deductions Total Deductions		Net Pay	12,980

(1)	Initial Payment (gross)
(2)	40% tax and 1% NIC included within your normal monthly deductions

Receipt of contingent payment

Q4 – Are there any taxes to pay on the receipt of a contingent payment ?

A4 – Yes – contingent payments are also subject to income tax and national insurance when received. They will be processed exactly the same as your initial payment above.

Other

Q5 – Do I need to report any information on my stock option transfer to the Inland Revenue ?

A5 – Yes, you must report details of any liabilities arising from the transfer of your stock option to the Inland Revenue on your self-assessment tax return.

Q6 – Will I earn an amount equivalent to interest on any contingent payment ?

A6 – Yes – Until vested, any contingent payments will earn an amount equivalent to interest which will be paid to employees at the same time as the contingent payment.

Q7 – What if I leave Microsoft employment before receiving the contingent payment ?

A7 – If your leave Microsoft prior to the vesting date for the contingent payment, you will forfeit the contingent payment.

Q8 – Where can I find out more information on the stock option transfer program?

A8 – For more detailed information please go to SOTP Guide.

This summary is for informational purposes only; in the event of any conflict between the information contained herein and the Notice of Stock Option Transfer Program distributed by Microsoft, the Notice shall govern.

Please note Microsoft is not in the position to provide you with personal tax advice. If you require personal tax advice then this should be sought from an independent consultant (e.g. Ward Consulting or KPMG). You should check out their fees before you commit yourself. This information is given as a general guide to employees who are resident and ordinarily resident in the U.K. and is not intended as a substitute for you obtaining professional tax advice from your personal tax adviser. Tax laws and their interpretation may change and tax consequences may vary depending on your personal circumstances.